Exhibit 99.1

Americas Silver Corporation Provides Second Quarter Production and Cost Update

TORONTO--(BUSINESS WIRE)--July 24, 2017--Americas Silver Corporation (TSX: USA) (NYSE “MKT”: USAS) (“Americas Silver” or the “Company”) today announced consolidated production and operating cost results for the second quarter of 2017 and individually for its Cosalá Operations and Galena Complex. All figures are in U.S. dollars unless otherwise indicated.

Second Quarter Highlights

  Consolidated silver production for the quarter of approximately 558,000 silver ounces and 1.2 million silver equivalent1 ounces, representing increases of 7% and 6%, respectively, when compared to Q1, 2017, and increases of 1% and 18%, respectively, year-over-year.
  Consolidated cash costs2 for the quarter were approximately $6.31 per silver ounce, a decrease of 40% when compared to Q1, 2017 and 45% year-over-year, while consolidated all-in sustaining costs2 were approximately $9.74 per silver ounce, a decrease of 30% when compared to Q1, 2017 and 33% year-over-year.
  As at June 30, 2017, the Company had spent approximately $10.5 million of the revised $18 million budget for the San Rafael development project located in Sinaloa, Mexico and expects to have sufficient resources from cash on hand and cash flow generated from continuing operations to fund the remaining project development. The project is on time and on budget for production before the end of the third quarter.
  Guidance for 2017 remains at 2.0 - 2.5 million ounces of silver production with projected cash costs of $4.00 - $5.00 per silver ounce and all-in sustaining cash costs of $9.00 - $10.00 per silver ounce. Silver equivalent production has been reduced slightly to 5.0 - 5.5 million ounces.
  The Company had cash and cash equivalents of $12.8 million at June 30, 2017.

“I am very pleased with the Company’s overall performance in the second quarter”, said Darren Blasutti, President & CEO of Americas Silver. “Silver production met expectations, we lowered our costs substantially over last year and last quarter, we had tremendous exploration success at both mines and made significant progress at the San Rafael project for its first production before the end of the third quarter.”

The Company expects to release its second quarter financial results on or before August 10, 2017.

Consolidated Second Quarter Production Details

Consolidated silver production for the second quarter of 2017 was 557,892 silver ounces which represents an increase of 7% over the previous quarter and 1% year-over-year. Silver equivalent production was approximately 1.2 million ounces, up 6% over the previous quarter and 18% year-over-year. The increase in silver and silver equivalent production is primarily due to increased tonnage at the Galena mine and continuing strong production from the Nuestra Señora mine as it winds down operations prior to the start of San Rafael in the fall.

Table 1
Consolidated Production Highlights
	Q2 2017	Q1 2017	Change	Q2 2016	Change
Processed Ore (tonnes milled)	179,427	167,493	7%	161,700	11%
Silver Production (ounces)	557,892	523,747	7%	556,404	0%
Silver Equivalent Production (ounces)	1,175,836	1,104,237	6%	997,537	18%
Silver Grade (grams per tonne)	107	107	0%	130	-18%
Cost of Sales ($ per equiv. ounce silver)[1]	$10.93	$9.93	10%	$10.80	1%
Cash Costs ($ per ounce silver)[1]	$6.31	$10.49	-40%	$11.38	-45%
All-in Sustaining Costs ($ per ounce silver)[1]	$9.74	$13.97	-30%	$14.62	-33%
Zinc Production (pounds)	2,904,374	2,389,133	22%	2,081,046	40%
Lead Production (pounds)	6,435,048	6,160,732	4%	6,677,247	-4%
Copper Production (pounds)	273,475	308,100	-11%	225,785	21%

1 Cost of sales per silver equivalent ounce, cash costs per silver ounce, and all-in sustaining costs per silver ounce for Q2, 2017 and Q1, 2017 excludes pre-production of 22,549 and 62,714 silver ounces, respectively, and 32,955 and 88,656 silver equivalent ounces, respectively, mined from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as an offset to development costs.

Consolidated cash costs decreased 40% to $6.31 per silver ounce compared to the previous quarter and 45% year-over-year. All-in sustaining costs decreased 30% to $9.74 per silver ounce compared to the previous quarter and 33% year-over-year. The decrease in cash costs and all-in sustaining costs was primarily due to lower operating costs, lower development required at Nuestra Señora, increased zinc and lead production, and the increase in the realized prices from these by-product metals.

Cosalá Operations Production Details

The Cosalá Operations produced 242,523 ounces of silver during the second quarter of 2017 and 564,112 ounces of silver equivalent inclusive of pre-production material from El Cajón. Excluding the El Cajón material, the Cosalá Operations produced 219,974 ounces of silver during the second quarter of 2017 and 531,157 ounces of silver equivalent during the same period at cost of sales of $7.57 per silver equivalent ounce, cash costs and all-in sustaining costs of negative $2.43 per silver ounce. While silver production remained relatively flat year-over-year, silver equivalent production increased 39% year-over-year as ore production was suspended briefly during Q2, 2016 due to the processing of oxidized stockpiles as a result of unexpected ground movements at Nuestra Señora. Cash costs improved by 193% compared to the previous quarter and decreased 126% year-over-year while all-in sustaining costs improved 190% compared to the previous quarter and 120% year-over-year.

Table 2
Cosalá Operations Highlights
	Q2 2017	Q1 2017	Change	Q2 2016	Change
Processed Ore (tonnes milled)	134,778	128,577	5%	120,347	12%
Silver Production (ounces)	242,523	250,296	-3%	244,548	-1%
Silver Equivalent Production (ounces)	564,112	533,762	6%	405,797	39%
Silver Grade (grams per tonne)	66	70	-7%	88	-25%
Cost of Sales ($ per equiv. ounce silver)[1]	$7.57	$7.22	5%	$9.51	-20%
Cash Costs ($ per ounce silver)[1]	($2.43)	$2.61	-193%	$9.34	-126%
All-in Sustaining Costs ($ per ounce silver)[1]	($2.43)	$2.69	-190%	$11.89	-120%
Zinc Production (pounds)	2,904,374	2,389,133	22%	2,081,046	40%
Lead Production (pounds)	1,351,258	1,124,464	20%	574,775	135%
Copper Production (pounds)	273,475	308,100	-11%	225,785	21%

1 Cost of sales per silver equivalent ounce, cash costs per silver ounce, and all-in sustaining costs per silver ounce for Q2, 2017 and Q1, 2017 excludes pre-production of 22,549 and 62,714 silver ounces, respectively, and 32,955 and 88,656 silver equivalent ounces, respectively, mined from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as an offset to development costs.

Production for the Cosalá Operations was primarily sourced from the Nuestra Señora mine during Q2, 2017 as higher zinc and lead prices prioritized this ore above the stockpiled silver-copper El Cajón ore. Nuestra Señora was initially planned to cease production in early Q2, 2017, however further economic material continues to be sourced at lower operating costs and with minimal development cost from various levels of existing workings. It is expected that both the stockpiled El Cajón ore and remaining Nuestra Señora ore will be processed during Q3, 2017 up to the commencement of San Rafael. The significant decrease in cash costs and all-in sustaining costs was due to lower operating costs and lack of capitalized development at Nuestra Señora, increased zinc and lead production, and the increase in the realized prices from these by-product metals.

The Company updated its shareholders on July 17, 2017 on the status of development at the San Rafael project in Sinaloa, Mexico. The development remains on budget and on time to begin processing ore by the end of the Q3, 2017 with mill modifications, machinery refurbishments, and ramp development progressing well. The March 30, 2016 San Rafael Pre-Feasibility Study forecasted average annual production of 1 million ounces of silver, 50 million pounds of zinc and 20 million pounds of lead over an initial 6-year mine life at negative all-in sustaining costs based on current reserves and metal prices. The mine is expected to have an IRR of greater than 100%, generate substantial free cash flow and provide a step change in the Company’s cash cost and all-in sustaining cost profile in 2018.

The Company expects to provide an exploration update on its Cosalá properties before the end of the third quarter as results have been encouraging to date.

Galena Complex Production Details

The Galena Complex produced 315,369 ounces of silver during the second quarter of 2017 and 611,724 ounces of silver equivalent during the same period at cost of sales of $13.85 per silver equivalent ounce, cash costs of $12.40 per silver ounce and all-in sustaining costs of $18.23 per silver ounce. Silver and silver equivalent production increased 15% and 7%, respectively, compared to the previous quarter, and increased 1% and 3%, respectively, year-over-year. Cash costs improved by 22% compared to the previous quarter and 5% year-over-year and all-in sustaining costs were down 16% compared to the previous quarter.

Table 3
Galena Complex Highlights
	Q2 2017	Q1 2017	Change	Q2 2016	Change
Processed Ore (tonnes milled)	44,649	38,916	15%	41,353	8%
Silver Production (ounces)	315,369	273,451	15%	311,856	1%
Silver Equivalent Production (ounces)	611,724	570,475	7%	591,740	3%
Silver Grade (grams per tonne)	231	230	0%	251	-8%
Cost of Sales ($ per equiv. ounce silver)	$13.85	$12.05	15%	$11.68	19%
Cash Costs ($ per ounce silver)	$12.40	$15.89	-22%	$12.98	-5%
All-in Sustaining Costs ($ per ounce silver)	$18.23	$21.71	-16%	$16.76	9%
Lead Production (pounds)	5,083,790	5,036,268	1%	6,102,472	-17%

Despite greater tonnage, both silver and lead production were below expectations in the second quarter due to a shortfall in grade. This shortfall was primarily a result of operational challenges, including reduced equipment availability and inadequate cemented fill quality, in some of the key production areas in the lower parts of the mine. The mill relied more than expected on lower grade development ore from the upper levels of the mine. The specific issues are being addressed and site personnel continue to advance their planning practices to improve production flexibility in the future. As a result of the lower lead grades processed in the first half of the year, lead production was approximately 3.5 million pounds below expectations. This underperformance is the primary reason for reducing silver equivalent production guidance to 5.0 - 5.5 million ounces.

Direct operating costs have been tracking well against expectations excluding of an unexpected increase in employee related medical costs in the quarter. The shortfall in lead production negatively impacted the cash costs because of lower by-product credits. Improvements will be realized as grades return to historic norms and new production areas begin to contribute consistently.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA. The Company has acquired an option on the San Felipe development project in Sonora, Mexico.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of operational and development plans (including the successful completion of the San Rafael project), the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

1 Silver equivalent production throughout this press release was calculated based on silver, zinc, lead and copper realized prices during each respective period.
2 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2016 year-end and quarterly MD&A. The performance measures for the quarter ended June 30, 2017 are preliminary throughout this press release subject to refinement from the Company’s second quarter financial results to be released on or before August 10, 2017.

CONTACT:
Americas Silver Corporation
Darren Blasutti, 416-848-9503
President and CEO